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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   Schedule 13G

                      Under the Securities Exchange Act of 1934

                                 (Amendment No. )

                               Continental Circuits
                                 (Name of Issuer)

                                      Common
                          (Title of Class of Securities)

                                      211213
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

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CUSIP No. 211213
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        RCM Capital Management   94-3004386
        RCM Limited L.P.         94-3004387
        RCM General Corporation  94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [  ]                (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

        RCM Capital Management - CA Limited Partnership
        RCM Limited L.P. - CA Limited Partnership
        RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             539,100
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        614,100
8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        614,100

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.6%

12
TYPE OF REPORTING PERSON*

        RCM Capital Management - IA,PN
        RCM Limited L.P. - PN,HC
        RCM General Corporation - CO,HC

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Item 1(a) Name of Issuer:

        Continental Circuits

Item 1(b) Address of Issuer's Principal Executive Offices:

        3502 E. Roesser Road
        Phoenix, Arizona  85040

Item 2(a) Name of Person Filing:

        RCM Capital Management
        RCM Limited L.P.
        RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

        Four Embarcadero Center, Suite 3000
        San Francisco, California  94111

Item 2(c) Citizenship:

        RCM Capital Management - CA Limited Partnership
        RCM Limited L.P. - CA Limited Partnership
        RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

        Common

Item 2(e) CUSIP Number:

        211213

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

        See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By /s/ Susan C. Gause
   Susan C. Gause
   Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL MANAGEMENT

By /s/ Susan C. Gause                 February 5, 1996
   Susan C. Gause
   Chief Financial Officer

RCM LIMITED L.P.

By /s/ Michael J. Apatoff             February 5, 1996
   Michael J. Apatoff
   Chief Operating Officer

RCM GENERAL CORPORATION

By   /s/ William L. Price               February 5, 1996
     William L. Price
     Executive Vice President

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EXHIBIT A

RCM Capital Management ("RCM Capital") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the General Partner of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). RCM Limited has beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, the General Partner of RCM Capital. RCM General has filed this
Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM Capital, RCM Limited, and RCM General have agreed to file a joint statement on Schedule 13G under the Act in connection with the common stock of Continental Circuits.

RCM Capital, RCM Limited, and RCM General are responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

RCM CAPITAL MANAGEMENT

By /s/ Susan C. Gause                 February 5, 1996
   Susan C. Gause
   Chief Financial Officer

RCM LIMITED L.P.

By /s/ Michael J. Apatoff             February 5, 1996
   Michael J. Apatoff
   Chief Operating Officer

RCM GENERAL CORPORATION

By   /s/ William L. Price               February 5, 1996
     William L. Price
     Executive Vice President